SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações S.A.
Public Company - CNPJ 02.558.124/0001 -12

Announcement

In compliance with the provisions of the head clause of article 12 of Instruction no. 358/02 of the Stock Exchange Commission (“CVM”), dated January 3, 2002, Embratel Participações S.A. (“Embrapar”), hereby announces that its controlled company, Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), a joint-stock company with head offices at Avenida Presidente Vargas, no. 1012, Centro, in the City and State of Rio de Janeiro, enrolled with CNPJ/MF under no. 33.530.486/0001 -29, has acquired from Globo Comunicação e Participações S.A. (“Globo”), and from its controlled company, Globosat Programadora Ltda. (“Globosat”): (i) 200,000,000 preferred shares in issue of Net Serviços de Comunicações S.A. (“Net”) held by Globosat, corresponding to 8.54% of the total preferred shares and 5.06% of the total capital stock of Net; and (ii) rights credited by Net to Globo (as successor of Roma Participações S.A.), in accordance with CVM Instruction no. 319/99 and respective amendments and to applicable tax and corporate laws, derived from the premium special reserve registered at Net and from the tax loss related to such premium, amortized or used, as the case may be, in the year of 2005, convertible into 26,575,961 new common shares and 38,572,409 preferred shares in issue of Net, corresponding to 1.65% of the total common shares, 1.65% of the total preferred shares and 1.65% of the total capital stock of Net, as per the capital increase approved in the Meeting of the Board of Directors of Net held on this date, to be subscribed by Embratel, subject to the exercise by the remaining shareholders of Net of their preemptive rights to subscribe the shares issued. Globo and its controlled companies, shareholders of Net, will not exercise their preemptive rights to the subscription of said capital increase. The common shares resulting from the capitalization of said credit will remain bound to the Net Shareholders Agreement, dated March 31, 2005, executed by and among Globo, Distel Holding S.A., GB Empreendimentos e Participações S.A., Embratel and Embrapar.

Embrapar was already the holder of 604,006,887 common shares in issue of Net, corresponding to 37.44% of the voting capital of Net and 179,504,954 preferred shares in issue of Net, corresponding to 7.67% of the preferred capital of Net, corresponding to a total of 783,511,841 shares, representing 19.81% of the capital stock of Net. GB Empreendimentos e Participações S.A., a company wherein Embrapar holds 49% of the voting capital and 83% of the total capital stock, is the owner of 822,744,802 common shares in issue of Net, representing 51% of the voting capital of Net. With the transaction carried out by Embratel, and subject to the exercise by the remaining Net shareholders of their preemptive rights to the subscription of the issued shares, Embrapar will therefore hold, directly or indirectly, a total of 1,731,538,397 common and preferred shares, corresponding to 43.1% of the total capital stock. This is a minor interest acquisition that does not alter the shareholding control of Net, pursuing the increase of Embrapar investments in the company.

Rio de Janeiro, May 18, 2006.
Isaac Berensztejn
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.